Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Third Quarter 2020 Financial Results

Steady and Continuous Recovery

•	Total revenues increased 23.6% to RMB266.9 million (US$39.3 million) [1] from RMB216.0 million in the second quarter.
•	Income from operations increased 61.1% to RMB100.9 million (US$14.9 million) [1] from RMB62.7 million in the second quarter.
•	Adjusted EBITDA (non-GAAP) increased 46.6% to RMB134.0 million (US$19.7 million) [1] from RMB91.4 million in the second quarter.
•	Core net income (non-GAAP) increased 23.8% to RMB92.4 million (US$13.6 million) [1] from RMB74.6 million in the second quarter.

SHANGHAI, December 3, 2020 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Operational Highlights

•	A total of 4,195 hotels with 305,125 hotel rooms were in operation as of September 30, 2020, compared to 4,066 hotels and 296,307 hotel rooms as of June 30, 2020.
•

As of September 30, 2020, the Company had 37 leased-and-operated ("L&O") hotels and 4,158 franchised-and-managed ("F&M") hotels in operation in 341 cities across China, compared to 30 L&O hotels and 3,072 F&M hotels in operation in 309 cities as of September 30, 2019. The geographic coverage increased by 10.4% year over year.

•

During the quarter, the Company opened 162 hotels, a decrease of 19 comparing to 181 hotels in the third quarter of 2019. Among the hotels opened, 1 was in the luxury segment, 45 in the mid-to-up-scale segment, 80 in the mid-scale segment, and 36 in the economy segment. Geographically speaking, 6 hotels were in Tier 1 cities [1], 31 in Tier 2 cities and the remaining 125 in Tier 3 and smaller cities in China.
The Company closed 33 hotels, 3 due to brand upgrades, and 26 due to their non-compliance with the Company's brand and operating standards. The remaining 4 were closed for property related issues. The Company added a net opening of 129 hotels to its portfolio.

•

As of September 30, 2020, the Company had a pipeline of 1,110 hotels contracted for or under development, among which 55 hotels were in the luxury hotel segment, 218 in the mid-to-up-scale segment, 455 in the mid-scale segment, and 382 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB151, a decrease of 12.9% year-over-year, an increase of 6.5% compared with the second quarter.
•	The occupancy rate, or OCC for all hotels in operation was 79.1%, compared with 85.9% in the third quarter of 2019, and compared with 63.4% in the second quarter of 2020.
•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB120, representing a 19.8% year-over-year decrease, and a 32.9% sequential increase.

•

As of September 30, 2020, the Company's loyalty program had more than 52 million individual members and approximately 1,610,000 corporate members, compared to approximately 49 million and over 1,560,000 corporate members as of June 30, 2020. The Company had approximately 92.5% of room nights sold directly.

•

“We are glad to see a meaningful improvement in the third quarter of 2020 in some of our key operating and financial metrics, as a result of a return to more normal economic activities and living conditions in mainland China,” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “We continued to serve and protect guests, constantly adapting our operations and marketing campaigns to the evolving market conditions, and we increased income from operations, net income, and Adjusted EBITDA. Our margins continue to rise

1      The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.7896 on September 30, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20201005/

2      Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

Exhibit 99.1

thanks to our flexible cost structure and the measures we have implemented since the outbreak of COVID-19.” continued Mr. Xu.
•

“China has been walking a fine line in balancing pandemic control and economic recovery, with targeted measures introduced to help companies safely restart their businesses and people get back to their normal daily life. As COVID-19 came under control gradually since the second quarter, we saw a sustained recovery in domestic tourism and business. Riding on the recovery, we continued to optimize our brands, products and technology to capture domestic travel demand. As a result, our same-hotel RevPAR, excluding hotels being used for quarantine and temporary closures, decreased 16.3% in the third quarter to 125 RMB. For the third consecutive quarter in 2020, our overall performance was better than the average performance across the hospitality industry in China.

•

Thanks to the tireless work and dedication of our staff and franchisees, and the strong support of our loyal individual members and corporate members, the performance of our hotels continued to improve, with our occupancy rate approaching 85% during October Golden week, nearly the same as last year. In November, our occupancy rate rebounded to nearly the same level as last year, and RevPAR recovered to almost 95% of last year’s level.”

•

“Having gone through the challenges of the first nine months of 2020, we believe we can continue to execute our growth strategy and further enhance our partnership with our franchisees. We have accumulated extensive experience and are well prepared should the pandemic last much longer. We are confident in our ability to consistently achieve profitable growth and create long-term value for our shareholders."

Third Quarter of 2020 Financial Results

	Quarter Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	72,530,518	66,823,544	9,842,044
Franchised-and-managed hotels	219,606,332	200,044,031	29,463,302
Total revenues	292,136,850	266,867,575	39,305,346

	Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	184,867,320	150,961,027	22,234,156
Franchised-and-managed hotels	617,493,389	489,292,503	72,064,997
Total revenues	802,360,709	640,253,530	94,299,153

Total revenues for the third quarter of 2020 were RMB266.9 million (US$39.3 million) [1], representing a 8.6% year-over-year decrease. The decrease was primarily due to the impact of COVID-19, which resulted in declined RevPAR of L&O hotels and F&M hotels, as well as partial reduction and extension of sublease income recognition. Total revenues increased from 216.0 million RMB in the second quarter, a 23.6% sequential increase, which was mainly attributable to a RevPAR growth from 90 RMB to 120 RMB. Total revenues for the first nine months of 2020 were RMB640.3 million (US$94.3 million) [1], representing a 20.2% decrease.

•

Total revenues from leased-and-operated hotels for the third quarter of 2020 were RMB66.8 million (US$9.8 million) [1], representing a 7.9% year-over-year decrease. The decrease was primarily due to RevPAR decrease of 26.3%, and partial reduction and extension of sublease income recognition, and partially offset by the revenue contributed by 7 L&O hotels of the Urban Hotel Group (“Urban”) which was acquired in November of 2019. Compared with the second quarter, total revenues from L&O hotels increased by 32.8%, mainly attributable to rising RevPAR and newly opened 3 L&O hotels. Total revenues from L&O hotels for the first nine months of 2020 were RMB151.0 million (US$22.2 million) [1], representing a 18.3% decrease.

Exhibit 99.1

•

Total revenues from franchised-and-managed hotels for the third quarter of 2020 were RMB200.0 million (US$29.5 million) [1], representing a 8.9% year-over-year decrease. Initial franchise fees increased by 8.8% year-over-year, mainly attributable to the gross opening of 159 hotels. The 10.2% decrease from the third quarter of 2019 in recurring franchisee management fees and others was primarily due to RevPAR decrease of 19.6%. Compared with the second quarter, initial franchise fees increased by 24.8%, mainly attributable to more hotels opened; recurring franchisee management fees and others increased by 20.4%, mainly due to RevPAR sequential growth from 90RMB to 120 RMB. Total revenues from F&M hotels for the first nine months of 2020 were RMB489.3 million (US$72.1 million) [1], representing a 20.8% decrease.

	Quarter Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Initial franchise fee	15,277,606	16,619,577	2,447,799
Recurring franchise management fee and others	204,328,726	183,424,454	27,015,503
Revenues from franchised-and-managed hotels	219,606,332	200,044,031	29,463,302

	Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Initial franchise fee	41,274,393	42,985,481	6,331,077
Recurring franchise management fee and others	576,218,996	446,307,022	65,733,920
Revenues from franchised-and-managed hotels	617,493,389	489,292,503	72,064,997

Total operating costs and expenses

	Quarter Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	87,277,200	108,025,295	15,910,406
Selling and marketing expenses	20,785,447	21,273,500	3,133,248
General and administrative expenses	39,891,061	44,782,915	6,595,811
Other operating expenses	53,736	434,792	64,038
Total operating costs and expenses	148,007,444	174,516,502	25,703,503

	Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	246,216,861	292,705,145	43,110,808
Selling and marketing expenses	61,815,183	51,114,478	7,528,349
General and administrative expenses	105,391,932	121,672,457	17,920,417
Other operating expenses	161,710	1,633,064	240,524
Total operating costs and expenses	413,585,686	467,125,144	68,800,098

Exhibit 99.1

Hotel operating costs for the third quarter of 2020 were RMB108.0 million (US$15.9 million) [1], representing a 23.8% increase year-over-year. The increase was mainly attributable to higher rents, higher depreciation and amortization, and the consolidation of operation costs of Urban. In the third quarter, there were 3 L&O hotels newly opened and 5 L&O hotels under construction, which accounted for the main increase in hotel operating costs. Excluding L&O hotel operating costs, costs related to F&M hotels and others increased 0.8%, primarily due to the expansion of our business and F&M hotels. Comparing hotel operating costs with the second quarter, we observe a 13.8% sequential growth, mainly due to more L&O hotels coming into development. For the first nine months of 2020, hotel operating costs were RMB292.7 million (US$43.1 million) [1], representing a 18.9% increase.

	Quarter Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Rental	17,679,757	27,189,274	4,004,547
Utilities	4,231,308	3,666,479	540,014
Personnel cost	10,918,296	11,732,599	1,728,025
Depreciation and amortization	5,627,887	14,946,857	2,201,434
Consumable, food and beverage	7,760,883	7,937,167	1,169,018
Costs of general managers of franchised-and-managed hotels	27,616,095	24,241,736	3,570,422
Other costs of franchised-and-managed hotels	8,400,931	7,873,516	1,159,644
Others	5,042,043	10,437,667	1,537,302
Hotel Operating Costs	87,277,200	108,025,295	15,910,406

	Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Rental	57,327,190	90,098,256	13,270,039
Utilities	15,277,291	11,258,969	1,658,267
Personnel cost	28,207,871	31,296,079	4,609,414
Depreciation and amortization	19,326,123	36,873,883	5,430,936
Consumable, food and beverage	21,529,959	23,477,610	3,457,878
Costs of general managers of franchised-and-managed hotels	73,106,207	65,575,838	9,658,277
Other costs of franchised-and-managed hotels	21,393,731	17,853,103	2,629,478
Others	10,048,489	16,271,407	2,396,519
Hotel Operating Costs	246,216,861	292,705,145	43,110,808

Selling and marketing expenses for the third quarter of 2020 were RMB21.3 million (US$3.1 million) [1], representing a 2.3% year-over-year increase. The increase was mainly attributable to the Company’s first attempt to cooperate with Internet social platforms which became prevalent because of COVID-19. Excluding the above-mentioned advertising fees, selling and marketing expenses in this quarter decreased 40.4% year over year, and increased 3.3% quarter over quarter. For the first nine months of 2020, selling and marketing expenses were RMB 51.1 million (US$7.5 million) [1], representing a 17.3% decrease.

General and administrative expenses for the third quarter of 2020 were RMB44.8 million (US$6.6 million) [1], representing a 12.3% year-over-year increase. The increase was primarily attributable to higher depreciation and amortization for our property and equipment, increased investment in Research and Development, higher consulting fees, and the consolidation of expenses from Argyle Hotel Management Group (Australia) Pty Ltd (“Argyle”) and Urban. Compared with the second quarter, G&A expenses decreased by 7.0%. General and administrative expenses for the first nine months of 2020 were RMB121.7 million (US$17.9 million) [1], representing a 15.4% year-over-year increase.

Exhibit 99.1

Gross profit for the third quarter of 2020 was RMB158.8 million (US$23.4 million) [1], representing a year-over-year decrease of 22.5%. Gross margin was 59.5%, compared to 70.1% a year ago. The decrease was primarily due the impact of COVID-19. Compared with the second quarter, gross profit increased by 31.2%, and gross margin increased from 56.1% to 59.5%. Gross profit for the first nine months of 2020 was RMB347.5 million (US$51.2 million) [1], representing a 37.5% year-over-year decrease.

Income from operations for the third quarter of 2020 totaled RMB100.9 million (US$14.9 million) [1], representing a year-over-year decrease of 33.9%. The decrease was mainly due to decreased revenues resulting from lower RevPAR, delays in new hotel openings, and certain extension of sublease income recognition. Operating margin, defined as income from operations as percentage of total revenues, was 37.8%, compared to 52.2% a year ago. Compared with the second quarter, income from operations increased by 61.1%, and operating margin increased from 29.0% to 37.8%, mainly attributable to revenue increase. Income from operations for the first nine months of 2020 totaled RMB200.8 million (US$29.6 million) [1], representing a year-over-year decrease of 50.5%.

Adjusted EBITDA (non-GAAP) for the third quarter of 2020 was RMB134.0 million (US$19.7 million) [1], representing a year-over-year decrease of 24.3%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 50.2%, compared to 60.6% a year ago. Compared with the second quarter, adjusted EBITDA increased by 46.6%, and adjusted EBITDA margin increased from 42.3% to 50.2%. Adjusted EBITDA (non-GAAP) for the first nine months of 2020 was RMB272.9 million (US$40.2 million) [1], representing a year-over-year decrease of 43.6%.

Net income for the third quarter of 2020 was RMB85.6 million (US$12.6 million) [1], representing a year-over-year decrease of 16.2%. Net margin was 32.1%, compared to 35.0% a year ago. The year-over-year decrease was primarily due to revenue decrease partially offset by gains from investments in equity securities. Compared with the second quarter, net income decreased by 8.6%, and net margin decreased from 43.4% to 32.1%, mainly due to decline in gains from investment in equity securities since the second quarter. Net income for the first nine months of 2020 was RMB165.2 million (US$24.3 million) [1], representing a year-over-year decrease of 54.5%.

Core net income (non-GAAP) for the third quarter of 2020 was RMB92.4 million (US$13.6 million) [1], representing a year-over-year decrease of 31.5%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 34.6%, compared to 46.2% one year ago. Compared with the second quarter, core net income increased by 23.8%. Core net income (non-GAAP) for the first nine months of 2020 was RMB194.8 million (US$28.7 million) [1], representing a year-over-year decrease of 44.8%.

Earnings per ADS (basic and diluted) for the third quarter of 2020 was RMB0.81 (US$0.12) [1], down from earnings per ADS of RMB1.01 one year ago and down from RMB1.01 in the second quarter of 2020, mainly due to the decline in gains from investment in equity securities since the second quarter. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.90 (US$0.13) [1], down from RMB1.32 a year ago, up from RMB0.72 of the second quarter of 2020. Earnings per ADS (basic and diluted) for the first nine months of 2020 was RMB1.71 (US$0.25) [1] down from RMB3.60 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.89 (US$0.28) [1] for the first nine months of 2020, decreased from RMB3.46 of 2019.

Cash flow. Operating cash inflow for the third quarter of 2020 was RMB175.4 million (US$25.8 million) [1] as a result of the recovery from COVID-19 and improved operating performance. Investing cash outflow for the third quarter of 2020 was RMB54.9 million (US$8.1 million) [1], which was primarily attributable to loans to franchisees, and investment in property and equipment. The investing cash outflow was partially offset by repayment from franchisees, as well as proceeds from short-term investments. Financing cash outflow was RMB4.1 million (US$0.6 million). Operating cash inflow for the first nine months of 2020 was RMB176.8 million (US$26.0  million) [1]. Investing cash inflow for the first nine months of 2020 was RMB53.8 million (US$7.9 million) [1]. Financing cash inflow for the first nine months of 2020 was RMB17.7 million (US$2.6 million) [1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of September 30, 2020, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,815.4 million (US$267.4 million) [1], compared to RMB1,714.0 million as of June 30, 2020. The increase from the second quarter was primarily attributable to cash inflow from operating activities, changes in fair value of equity securities and dividends from equity securities, and offset by loans to franchisees, investment in the decoration of L&O hotels, and cash outflow for balance fees for acquisitions.

Exhibit 99.1

COVID-19 Update

With effective control measures implemented by the Chinese government. Recently, China showed strong signs of economic rebound as the government introduced various policies to encourage domestic consumption. During the October Golden week, the number of domestic tourists rebounded to 637 million reaching 79 percent of last year's level and generating 466.6 billion RMB in revenue reaching 69.9 percent of last year's level, according to statistics from China's Ministry of Culture and Tourism. These figures pointed to a considerable improvement compared to the three-day Dragon Boat Festival vacation period this June, when there were 48.81 million tourists, accounting for 50.9% of last year's level.

With all these efforts the performance of our hotels continued to improve, with our occupancy rate approaching 85% during the October Golden week, nearly the same as last year. In November, our occupancy rate rebounded to nearly the same level as last year, and RevPAR recovered to almost 95% of last year’s level.

Guidance

So far in 2020, our operations are in line with our previous forecast. Assuming the pandemic remains under control in China in Q4, the Company expects a decline in total revenues of 12%-15% for the full year 2020, compared to 2019.

The guidance set forth above reflects the Company's current and preliminary views based on our recovery speed and may not be indicative of the final financial results for future interim periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on December 2, 2020 (9:00 AM Beijing/Hong Kong Time on December 3, 2020).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until December 9, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10149105

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

Exhibit 99.1

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of September30, 2020, GreenTree had a total number of 4,195 hotels. In 2019, GreenTree ranked among the Top 12 worldwide in terms of number of hotels in “World's Largest Hotel Companies: HOTELS' 325”, published by HOTELS magazine, and was as well the fourth largest hospitality company in China in 2019 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry;

Exhibit 99.1

fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Exhibit 99.1

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	319,847,701	567,434,639	83,574,090
Short-term investment	437,279,026	205,186,988	30,220,777
Investments in equity securities	207,007,926	181,974,105	26,801,889
Accounts receivable, net of allowance	99,701,226	121,005,102	17,822,125
Amounts due from related parties	31,739,731	29,114,524	4,288,106
Prepaid rent	18,794,665	8,230,135	1,212,168
Inventories	2,537,717	4,064,736	598,671
Other current assets	66,004,017	62,839,705	9,255,288
Loans receivable, net	82,312,201	181,054,867	26,666,500
Total current assets	1,265,224,210	1,360,904,801	200,439,614

Non-current assets:
Restricted cash	22,312,522	22,169,900	3,265,273
Long-term time deposits	560,000,000	570,000,000	83,951,926
Loan receivable, net	121,563,742	163,841,761	24,131,283
Property and equipment, net	614,936,505	641,366,729	94,463,110
Intangible assets, net	496,280,316	492,028,655	72,467,989
Goodwill	100,078,236	100,231,487	14,762,503
Long-term investments	398,637,701	410,512,592	60,461,970
Other assets	76,957,992	56,102,628	8,263,023
Deferred tax assets	160,488,193	170,466,037	25,106,934
TOTAL ASSETS	3,816,479,417	3,987,624,590	587,313,625

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	60,000,000	60,000,000	8,837,045
Accounts payable	15,296,042	22,783,708	3,355,678
Advance from customers	40,105,627	32,007,939	4,714,260
Amounts due to related parties	3,518,031	1,991,598	293,331
Salary and welfare payable	42,650,527	52,459,503	7,726,450
Deferred rent	5,179,664	1,454,458	214,218
Deferred revenue	231,925,272	239,482,475	35,271,956
Accrued expenses and other current liabilities	302,448,361	310,355,001	45,710,351
Income tax payable	93,909,177	63,387,103	9,335,911
Total current liabilities	795,032,701	783,921,785	115,459,200

Deferred rent	17,821,686	26,330,439	3,878,055
Deferred revenue	410,807,248	370,646,075	54,590,267
Other long-term liabilities	118,112,511	136,266,485	20,069,884
Deferred tax liabilities	195,303,547	206,682,669	30,441,067
Unrecognized tax benefits	261,641,717	275,349,655	40,554,621

Exhibit 99.1

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
TOTAL LIABILITIES	1,798,719,410	1,799,197,108	264,993,094

Shareholders’ equity:
Class A ordinary shares	219,526,699	222,587,070	32,783,531
Class B ordinary shares	115,534,210	115,534,210	17,016,349
Additional paid-in capital	1,152,108,217	1,149,280,404	169,270,709
Retained earnings	308,698,533	484,484,710	71,356,886
Accumulated other comprehensive income	65,300,854	64,250,172	9,463,028
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,861,168,513	2,036,136,566	299,890,503

Non-controlling interests	156,591,494	152,290,916	22,430,028
Total shareholders’ equity	2,017,760,007	2,188,427,482	322,320,531

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,816,479,417	3,987,624,590	587,313,625

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	72,530,518	66,823,544	9,842,044	184,867,320	150,961,027	22,234,156
Franchised-and-managed hotels	219,606,332	200,044,031	29,463,302	617,493,389	489,292,503	72,064,997
Total revenues	292,136,850	266,867,575	39,305,346	802,360,709	640,253,530	94,299,153

Operating costs and expenses
Hotel operating costs	(87,277,200)	(108,025,295)	(15,910,406)	(246,216,861)	(292,705,145)	(43,110,808)
Selling and marketing expenses	(20,785,447)	(21,273,500)	(3,133,248)	(61,815,183)	(51,114,478)	(7,528,349)
General and administrative expenses	(39,891,061)	(44,782,915)	(6,595,811)	(105,391,932)	(121,672,457)	(17,920,417)
Other operating expenses	(53,736)	(434,792)	(64,038)	(161,710)	(1,633,064)	(240,524)
Total operating costs and expenses	(148,007,444)	(174,516,502)	(25,703,503)	(413,585,686)	(467,125,144)	(68,800,098)

Other operating income	8,449,390	8,577,445	1,263,321	16,995,685	27,671,358	4,075,551
Income from operations	152,578,796	100,928,518	14,865,164	405,770,708	200,799,744	29,574,606

Interest income and other, net	18,055,095	23,140,692	3,408,256	52,283,638	47,861,876	7,049,293
Interest expense	(735,927)	(203,604)	(29,988)	(2,121,402)	(2,941,850)	(433,288)
(Losses)/gains from investment in equity securities	(21,796,444)	2,905,553	427,942	54,040,607	(9,734,782)	(1,433,778)
Other income, net	-	517,981	76,290	2,690,742	517,981	76,290
Income before income taxes	148,101,520	127,289,140	18,747,664	512,664,293	236,502,969	34,833,123

Income tax expense	(46,994,932)	(41,821,938)	(6,159,706)	(150,211,254)	(72,398,501)	(10,663,147)
Income before share of gains in equity investees	101,106,588	85,467,202	12,587,958	362,453,039	164,104,468	24,169,976

Share of gains in equity investees, net of tax	1,067,166	170,211	25,070	779,369	1,118,542	164,743
Net income	102,173,754	85,637,413	12,613,028	363,232,408	165,223,010	24,334,719

Net losses/(gains) attributable to non-controlling interests	939,576	(2,347,248)	(345,713)	3,271,890	10,563,167	1,555,787
Net income attributable to ordinary shareholders	103,113,330	83,290,165	12,267,315	366,504,298	175,786,177	25,890,506

Net earnings per share
Class A ordinary share-basic and diluted	1.01	0.81	0.12	3.60	1.71	0.25
Class B ordinary share-basic and diluted	1.01	0.81	0.12	3.60	1.71	0.25

Net earnings per ADS
Class A ordinary share-basic and diluted	1.01	0.81	0.12	3.60	1.71	0.25
Class B ordinary share-basic and diluted	1.01	0.81	0.12	3.60	1.71	0.25

Weighted average shares outstanding
Class A ordinary share-basic and diluted	67,416,046	68,286,954	68,286,954	67,183,025	68,286,954	68,286,954
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	19,606,912	(11,616,690)	(1,710,954)	15,824,409	(7,800,682)	(1,148,916)
Unrecognized gain on an available-for-sale investment	-	6,750,000	994,168	-	6,750,000	994,168
Comprehensive income, net of tax	121,780,666	80,770,723	11,896,242	379,056,817	164,172,328	24,179,971

Comprehensive losses/(income) attributable to non-controlling interests	939,576	(2,347,248)	(345,713)	3,271,890	10,563,167	1,555,786
Comprehensive income attributable to ordinary shareholders	122,720,242	78,423,475	11,550,529	382,328,707	174,735,495	25,735,757

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	102,173,754	85,637,413	12,613,028	363,232,408	165,223,010	24,334,719

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,069,474	18,063,004	2,660,393	26,890,288	50,068,849	7,374,344
Share of gains in equity method investments	(757,717)	(170,211)	(25,070)	(469,920)	(1,118,542)	(164,743)
Gains from disposal of a long-term investment	(309,449)	-	-	(309,449)	-	-
Interest income	(4,248,415)	(2,217,211)	(326,560)	(14,662,224)	(7,059,071)	(1,039,689)
Bad debt expense	10,663,023	4,123,789	607,368	5,663,910	22,052,714	3,248,014
Losses/(gains) from investment in equity securities	21,796,444	(2,905,553)	(427,942)	(54,040,607)	9,734,782	1,433,778
Foreign exchange losses/(gains)	614,390	(51,687)	(7,613)	85,951	(261,556)	(38,523)
Share-based compensation	7,522,984	-	-	18,632,776	232,558	34,252
Income tax expenses related to dividend distribution or retained profits	4,140,689	6,486,874	955,413	11,940,633	14,576,403	2,146,872
Contingent consideration included in other current liabilities and other assets	-	2,046,066	301,353	-	2,046,066	301,353

Changes in operating assets and liabilities:
Accounts receivable	(6,591,451)	(4,658,499)	(686,123)	(30,460,379)	(43,356,590)	(6,385,736)
Prepaid rent	(2,070,338)	642,280	94,599	(1,358,757)	10,564,530	1,555,988
Inventories	(55,490)	(1,274,556)	(187,722)	1,113,304	(1,511,933)	(222,684)
Amounts due from related parties	(1,974,899)	8,625,331	1,270,374	(1,996,450)	10,135,528	1,492,802
Other current assets	4,784,543	(18,021,028)	(2,654,211)	4,970,725	(3,193,950)	(470,418)
Other assets	4,267,763	(8,142,812)	(1,199,306)	(7,875,091)	(17,157,334)	(2,527,002)
Accounts payable	1,332,798	4,598,670	677,311	3,302,907	7,487,666	1,102,814
Amounts due to related parties	(76,817)	521,868	76,863	755,531	(1,526,433)	(224,819)
Salary and welfare payable	(471,404)	8,405,275	1,237,963	(5,521,054)	9,778,026	1,440,148
Deferred revenue	5,676,928	6,439,785	948,478	10,502,629	(32,603,970)	(4,802,046)
Advance from customers	3,127,446	(339,768)	(50,042)	849,222	(8,097,688)	(1,192,661)
Accrued expenses and other current liabilities	3,050,771	36,865,011	5,429,629	31,312,003	16,760,864	2,468,608
Income tax payable	11,452,280	15,896,890	2,341,359	(15,880,832)	(30,522,077)	(4,495,416)
Unrecognized tax benefits	7,662,789	16,917,849	2,491,730	36,577,122	13,707,938	2,018,961
Deferred rent	(681,471)	632,148	93,106	(2,532,739)	4,783,547	704,541
Other long-term liabilities	8,456,070	424,893	62,580	12,049,539	1,603,859	236,223
Deferred taxes	(2,297,390)	(3,180,335)	(468,413)	2,700,045	(15,548,950)	(2,290,113)
Net cash provided by operating activities	188,257,305	175,365,486	25,828,545	395,471,491	176,798,246	26,039,567

Investing activities:
Purchases of property and equipment	(33,707,518)	(26,948,009)	(3,969,013)	(47,218,828)	(68,576,946)	(10,100,293)
Purchases of intangible assets	-	-	-	-	(9,075)	(1,337)
Proceeds from disposal of property and equipment	-	60,262	8,876	1,300,000	71,387	10,514
Acquisitions, net of cash received	(4,318,317)	(6,660,000)	(980,912)	(248,978,924)	(7,915,807)	(1,165,872)
Advances for acquisitions	(11,244,749)	-	-	(59,111,449)	-	-
Repayment of advances for acquisitions	-	872,700	128,535	-	36,312,700	5,348,283
Purchases of short-term investments	(405,305,933)	(610,180)	(89,870)	(617,825,906)	(148,300,207)	(21,842,260)
Proceeds from short-term investments	4,248,415	8,817,211	1,298,635	761,078,783	407,451,316	60,011,093
Increase of long-term time deposits	(40,000,000)	-	-	(500,000,000)	(30,000,000)	(4,418,522)
Purchases of investments in equity securities	(65,086,928)	-	-	(89,123,279)	-	-
Purchases of long term investments	-	-	-	(247,456,740)	-	-
Proceeds from disposal of equity securities	76,361,856	263,768	38,849	221,583,600	263,768	38,849
Dividends received from investment in equity securities	-	5,081,888	748,481	-	7,622,306	1,122,644
Proceeds from disposal of equity method investments	-	-	-	-	6,380,000	939,672
Loan to a related party	(220,536,455)	(119,400,000)	(17,585,719)	(337,516,205)	(304,766,500)	(44,887,254)
Repayment from a related party	220,300,000	111,100,000	16,363,261	337,279,750	297,256,179	43,781,103
Loan to third parties	(104,000,000)	(3,800,000)	(559,680)	(255,775,219)	(7,000,000)	(1,030,987)
Repayment of loan from third parties	-	-	-	121,280,219	-	-
Loan to franchisees	(34,861,152)	(59,310,002)	(8,735,419)	(66,451,152)	(205,761,780)	(30,305,435)
Repayment from franchisees	3,187,806	35,586,060	5,241,260	10,455,159	70,801,095	10,427,874
Net cash (used in)/provided by investing activities	(614,962,975)	(54,946,302)	(8,092,716)	(1,016,480,191)	53,828,436	7,928,072

Financing activities:
Distribution to the shareholders	-	-	-	(208,025,814)	-	-
Proceeds from short-term borrowings	-	2,997,225	441,444	-	21,437,555	3,157,411
Repayment of short-term borrowings	-	(10,000,000)	(1,472,841)	-	(10,000,000)	(1,472,841)
Capital contribution from noncontrolling interest holders	2,370,000	2,884,202	424,797	12,760,000	6,262,589	922,380

Exhibit 99.1

	Quarter Ended			Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) financing activities	2,370,000	(4,118,573)	(606,600)	(195,265,814)	17,700,144	2,606,950

Effect of exchange rate changes on cash and cash equivalents and restricted cash	8,375,549	(1,474,708)	(217,201)	(64,704)	(882,510)	(129,980)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(415,960,121)	114,825,903	16,912,028	(816,339,218)	247,444,316	36,444,609
Cash and cash equivalents and restricted cash at the beginning of the period	866,946,688	474,778,636	69,927,335	1,267,325,785	342,160,223	50,394,754
Cash and cash equivalents and restricted cash at the end of the period	450,986,567	589,604,539	86,839,363	450,986,567	589,604,539	86,839,363

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	102,173,754	85,637,413	12,613,028	363,232,408	165,223,010	24,334,719

Deduct:
Other operating income	8,449,390	8,577,445	1,263,321	16,995,685	27,671,358	4,075,551
Gains from investment in equity securities	-	2,905,553	427,942	54,040,607	45,440,136	6,692,609
Share of gain in equity investees, net of tax	1,067,166	170,211	25,070	779,369	1,118,542	164,743
Other income, net	-	517,981	76,290	2,690,742	517,981	76,290

Add:
Other operating expenses	53,736	434,792	64,038	161,710	1,633,064	240,524
Income tax expense	46,994,932	41,821,938	6,159,706	150,211,254	72,398,501	10,663,147
Interest expense	735,927	203,604	29,988	2,121,402	2,941,850	433,288
Share-based compensation	7,643,465	-	-	19,819,047	232,558	34,252
Depreciation and amortization	7,172,700	18,063,004	2,660,393	22,993,514	50,068,849	7,374,344
Losses from investment in equity securities	21,796,444	-	-	-	55,174,918	8,126,387
Adjusted EBITDA (Non-GAAP)	177,054,402	133,989,561	19,734,530	484,032,932	272,924,733	40,197,468

	Quarter Ended			Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	102,173,754	85,637,413	12,613,028	363,232,408	165,223,010	24,334,719

Deduct:
Government subsidies (net of 25% tax)	-	1,005,153	148,043	5,048,981	14,217,238	2,093,973
Gains from investment in equity securities (net of 25% tax)	-	2,179,165	320,956	40,530,455	34,080,102	5,019,457
Other income (net of 25% tax)	-	388,486	57,218	2,018,057	388,486	57,218

Add:
Share-based compensation	7,643,465	-	-	19,819,047	232,558	34,252
Losses from investments in equity securities (net of 25% tax)	16,347,333	-	-	-	50,081,189	7,376,162
One-off selling expense(net of 25% tax)	4,306,969	-	-	4,306,969	-	-
One-time fees and expense	210,000	3,839,368	565,478	1,153,650	3,839,368	565,478
One-time provision of bad debt	-	-	-	-	9,501,082	1,399,358
Income tax expenses related to dividend distribution	4,140,689	6,486,874	955,413	11,940,633	14,576,403	2,146,872
Core net income(Non-GAAP)	134,822,210	92,390,851	13,607,702	352,855,214	194,767,784	28,686,193

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.32	0.90	0.13	3.46	1.89	0.28
Class B ordinary share-basic and diluted	1.32	0.90	0.13	3.46	1.89	0.28

Exhibit 99.1

Operational Data

	As of September 30, 2019	As of September 30, 2020
Total hotels in operation:	3,102	4,195
Leased-and-owned hotels	30	37
Franchised hotels	3,072	4,158
Total hotel rooms in operation	245,705	305,125
Leased-and-owned hotels	3,724	4,620
Franchised hotels	241,981	300,505
Number of cities	309	341

	Quarter Ended
	As of September 30, 2019	As of September 30, 2020
Occupancy rate (as a percentage)
Leased-and-owned hotels	73.1%	70.6%
Franchised hotels	86.1%	79.3%
Blended	85.9%	79.1%
Average daily rate (in RMB)
Leased-and-owned hotels	224	171
Franchised hotels	173	151
Blended	174	151
RevPAR (in RMB)
Leased-and-owned hotels	164	121
Franchised hotels	149	120
Blended	149	120

Exhibit 99.1

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of September	As of September	As of September	As of September
	30, 2019	30, 2020	30, 2019	30, 2020
Luxury	21	20	4,739	4,042
Argyle	21	20	4,739	4,042
Mid-to-up-scale	171	337	17,147	30,303
GreenTree Eastern	100	137	10,691	14,305
Deepsleep Hotel (无眠酒店)	2	3	161	221
Gem	22	33	2,002	3,016
Gya	18	39	1,566	3,340
Vx	19	32	1,544	2,563
Ausotel	10	12	1,183	1,561
Urban Garden and others*	/	81	/	5,297
Mid-scale	2,412	2,684	202,235	217,922
GreenTree Inn	1,986	2,113	169,889	178,179
GT Alliance	297	321	22,951	24,560
GreenTree Apartment	7	13	373	862
Vatica	122	123	9,022	8,925
City 118 Selected and others*	/	114	/	5,396
Economy hotels	498	1,154	21,584	52,858
Shell	498	593	21,584	25,791
City 118 and others*	/	561	/	27,067
Total	3,102	4,195	245,705	305,125

* Others include other brands in each segment of Urban.

Exhibit 99.1

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com